June 27, 2007

Via Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549
Mail Stop 7010

Attn.:	Anne Nguyen Parker

	Re:	American Dairy, Inc.
Amendment No. 9 to Registration Statement on Form S-1 Filed May 24, 2007
File No. 333-128075

Form 10-K for fiscal year ended December 31,2006, as amended
File No. 1-32473
Filed April 2, 2007

Form 10-Q for the quarter ended March 31,2007, as amended
Filed May 15, 2007
File No. 1-32473

Form 10-Q for the quarter ended March 31, 2007
Filed May 15, 2007; File No. 1-32473

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the "Commission") to Amendment No. 9 to the Registration Statement on Form S-1 (the “Registration Statement”) of American Dairy, Inc. (the "Company") by letter dated June 20, 2007 to Mr. Leng You-Bin, the Company's President, and have set forth below the Company's responses. The responses correspond to the numbered items in the Commission's letter. For your convenience, we have also inserted each of your comments above the corresponding response. We are transmitting herewith Amendment No. 10 (the “Amendment”) to the Registration Statement which reflects, where appropriate, revisions pursuant to the staff’s the comments.

Form S-1

General

1. Comment:

Securities and Exchange Commission
June 27, 2007

We note your response to our prior comment 1. Please expand your disclosure to address  the following issues:

•	State whether you have issued the Other Notes. If so, briefly describe the terms of the Other Notes and file the agreements relating to the sale as exhibits.

Response:

The Company has added disclosure indicating that it has issued the Other Notes on substantially the same terms and conditions as the Notes and has filed the agreements with respect thereto as exhibits.

•	Expand your disclosure to state that the conversion price is adjusted semiannually and describe the formula for determining the price adjustment.

Response:

The Company has expanded the disclosure accordingly.

•
Briefly describe the conditions that, if not met, would require you to make additional payments of up to 5% of the then outstanding principal of the Notes and that would cause the interest rate to increase by 5%.

Response:

The Company has added the requested disclosure.

•
You state that you must use your best efforts to complete a public offering of your common stock by December 1, 2008. It appears that you must complete a "Qualifying IPO," as defined in the Indenture, by that date. If true, please further describe the features of a Qualifying IPO.

Securities and Exchange Commission
June 27, 2007

Response:

The Company has added the requested disclosure.

•	You state that you have entered into non-compete agreements with your CEO and CFO. Please describe the terms of these agreements elsewhere in the prospectus as appropriate, and file them as exhibits.

Response:

The Company has added a description of these agreements and have filed the form of agreement used for both of them as an exhibit.

•
We note the requirement in Section 7(x)(i) of the Amended and Restated Notes Purchase Agreement that promptly and to the extent reasonably practicable, you pay the consideration for the 40% equity interest in Shanxi Feihe. However, on page 13 of the prospectus you state that you completed the purchase of the 40% interest in this company during the fourth quarter of 2006. Please advise.

Response:

The Company initially paid the purchase price for the 40% of Shanxi Feihe in Renminbi and through the accounts of two of its subsidiaries, rather than in US dollars through its own account. This apparently resulted in the circumvention of certain PRC foreign exchange regulations. PRC counsel has advised the Company that the implications of this, in the worst-case scenario, would be a fine to the Company that is not material and that in any event the risk of such a fine is minimal.

•	We note the Schedule 13G filed by Citadel to reflect its beneficial ownership of 9.9% of your common stock. Please update your beneficial ownership table to reflect this acquisition.

Response:

The Company has added Citadel’s beneficial ownership to the table.

Please do not hesitate to contact the undersigned with any questions or further comments.

Very truly yours,

/s/ Jeffrey A. Rinde
Jeffrey A. Rinde, Esq.
Partner of the Firm

cc:	Jennifer Goeken
Donna Levy